082-3484

KERRY

**Kerry Group plc**
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961



Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.





19th August, 2005.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,



**Michael Ryan**
**Head of Investor Relations**
**Kerry Group PLC**

082-34842

# News Release

**8 August 2005** **For immediate release**

## *Kerry Foods extends market leadership in premium sector of UK chilled ready meals category through Stg£124m acquisition of Noon Group Ltd*

Kerry, the global food ingredients, flavours and consumer foods group, today announced a major expansion of its chilled ready meals business in the UK through the acquisition of Noon Group Limited ("NOON").

Noon is market leader in the development and production of authentic Asian chilled ready meals in the UK. Operating from three modern production facilities located in the Great Western Industrial Estate in south-west London, the acquired business produces a range of premium quality Indian, Oriental, Thai and other Asian and international cuisine ready meals, snacks and accompaniments, principally for major UK multiple retailers. The total consideration for the acquisition is Stg£124m financed through existing lines of credit with Group banks.

Complementing Kerry Foods' existing chilled ready meals businesses, Noon has well established relationships with leading UK multiple retail groups and an excellent reputation for quality, authenticity and innovation in the ethnic sub-category of the fast growing premium sector of the UK chilled ready meals market.

Commenting on the acquisition, Hugh Friel, Kerry Group Chief Executive said, "The acquisition of Noon significantly advances Kerry Foods position and market leadership in the premium segment of the UK chilled recipe meals sector. Noon's capability to produce a broad range of high quality, authentic cuisine types entirely from natural ingredients at such scale is testament to the strengths and potential of this business".

"The UK chilled ready meals market valued at Stg£1.4 billion continues to exhibit annual growth rates of 5% to 7% per annum. In particular the premium sub category of this dynamic UK market sector is achieving high double digit growth rates in response to strongly favourable consumer trends towards increased convenience, premium quality products and new taste experiences," Mr Friel added.

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For further information please contact:
Frank Hayes
Director of Corporate Affairs Tel no +353 66 7182304